# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945300
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 Crescent Court, SUITE 1400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0000950103-26-007076
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, C/O Steve Roberts, 611 Pennsylvania Avenue SE, Suite 353, Washington, District Of Columbia (DC), 20003, 202-417-3529; Derek Dostal, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,693,897; shared voting power 0; sole dispositive power 5,693,897; shared dispositive power 0; aggregate amount beneficially owned 5,693,897 (5.6% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Virtuous Industries LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 106,245; shared voting power 0; sole dispositive power 106,245; shared dispositive power 0; aggregate amount beneficially owned 106,245 (0.1% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 Crescent Court, SUITE 1400, DALLAS, Texas (TX), 75201
Comment:
This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on May 11, 2026 (the "Original Schedule 13D" and, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on June 1, 2026 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on August 26, 2026 ("Amendment No. 2") and this Amendment, the "Schedule 13D"). This Amendment is being filed to reflect the updated percentage of class of securities information of the Reporting Persons as a result of the Issuer's ongoing issuance of additional shares of Class A Common Stock by the Issuer pursuant to the Issuer's at-the-market equity offering program. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock during the 60 days preceding the date of this Schedule 13D.

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (10/13/2026)
- Virtuous Industries LLC: /s/ Vivek Ramaswamy, Vivek Ramaswamy (10/13/2026)